CorpBanca Announces
Fourth Quarter 2011 Financial Report and Credit Rating Update

Santiago, Chile, March 26, 2012. CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the fourth quarter ended December 31, 2011 and an update about its credit ratings. This report is based on unaudited consolidated financial statements prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our internal exchange rate as of December 31, 2011 of Ch$519.08 per U.S. dollar. Industry data contained herein has been obtained from the information provided by the Superintendency of Banks and Financial Institutions (“SBIF”).

Financial Highlights

For the year ended December 31, 2011, net income attributable to shareholders totalled Ch$122,849 million (Ch$0.5414 per share and US$1.5645 per ADR), resulting in an increase of 3.2% when compared to the year ended December 31, 2010. During the fourth quarter 2011, net income totalled Ch$25,997 million, a 26.4% decrease when compared to the third quarter 2011 and a 27.8% decline when compared to the fourth quarter 2010.

Total loans (excluding interbank and contingent loans) reached Ch$13,128 billion as of December 31, 2011, leaving CorpBanca with a market share of 7.75%, an increase of 0.44% compared to the third quarter 2011 and an increase of 0.45% when compared to the fourth quarter 2010. CorpBanca continues to be the fourth largest private bank in Chile in terms of loans and deposits.

During the fourth quarter 2011:

Net operating profit decreased by 6.2% compared to the third quarter 2011 and 4.0% compared to the fourth quarter 2010;

Net provisions for loan losses decreased by 48.6% compared to the third quarter 2011 and 49.4% compared to the fourth quarter 2010; and

Total operating expenses increased by 18.7% compared to the third quarter 2011 and 22.3% compared to the fourth quarter 2010.

Mr. Alvaro Saieh, Chairman of the Board

“In 2011, CorpBanca was once again the bank with the largest increase in market share in terms of commercial loans and maintained its status as the fourth largest private bank in Chile in terms of loans and deposits.

We acknowledge that growth is not the only measure of success. It is therefore noteworthy that the success experienced by CorpBanca has been the result of proper planning. We have grown organically and, most importantly, without affecting the efficiency of the bank and the strength of our portfolio, or our asset quality.

Also during 2011, we took decisive steps towards internationalization, a plan that began two years ago with the opening of our branch in New York City. We then focused on Europe, opening a representative office in Madrid, Spain. We now intend to invest in Colombia, one of the most economically active countries in our continent. On December 6, 2011, CorpBanca and Corp Group signed an agreement to jointly acquire Banco Santander Colombia, an investment of approximately US$1,225 million.  The bank expects to close this transaction during the first half of 2012.”

Press Release March 26, 2012 Page 2 / 20

General Information

Market Share

In 2011, market share for total loans increased by 0.45%, reaching 7.75%. We believe that the key to success has been that CorpBanca understands the needs of its customers, offering them innovative products and services. Our management is highly qualified and uses a hands-on approach with customers.

Net Income (12 months trailing in millions of Chilean pesos)

In 2011, commercial loans grew by 24.6% and the bank actively participated in selling various financial products and services to wholesale customers, including derivatives and financial advisory services that strengthen core revenues.

Net income for the fourth quarter 2011 was Ch$26.0 billion.

The chart shows the trend in our 12 months trailing net income from December 31, 2006 to December 31, 2011. During that period, our net income for the 12 months trailing December 31, 2011 was the highest we have ever earned.

Press Release March 26, 2012 Page 3 / 20

ROAE – ROAA

Our ROAE has continuously been ahead of the industry average since the year ended December 31, 2009 and that trend continued through the year ended December 31, 2011.

Our $370 million capital increase in July 2011 has, however, had an impact on our ROAE during the third and fourth quarters in 2011.

Our ROAA has decreased slightly during the third and fourth quarters in 2011. We believe that our ROAA decreased mainly because of an increase in our corporate loans with lower risk profiles and lower spreads than in our retail loans and an increase in our cost of funds due to higher interest rates.

The bank’s performance in 2011 was favorable, considering that the economic environment was characterized by uncertainty. For example, the bank had sound returns on average assets (1.5%) and average equity (21.8%), which are both further impacted by the above referenced capital increase.  In 2010, the banks returns on average assets was 1.7% and returns on average equity was 25.0%.

Press Release March 26, 2012 Page 4 / 20

Risk Index (Loan loss allowances / Total loans)

Consistent with one of our core strategies, CorpBanca has one of the lowest risk indices (Loan loss allowances / Total loans) in the industry.  Specifically, as of December 31, 2011, CorpBanca had the lowest risk index (1.5%) among the top eight Chilean banks representing more than 90% of market share in terms of total loans according to the SBIF.

Efficiency Ratio (%)

Operational efficiency is also a core strategy for CorpBanca. The chart illustrates how our efficiency ratio is better than the industry average in Chile.

We believe that our low operational cost is based on a cost control culture that allows the bank to effectively compete in the Chilean market and realize high profits.

Press Release March 26, 2012 Page 5 / 20

BIS Ratio (%) – TIER I (%)

The increase of capital during the third quarter in 2011 reversed the decreasing trend in our BIS ratio.  During the three months ended December 31, 2011, we had one of the highest levels of capitalization among larger banks in Chile according to the SBIF.

Press Release March 26, 2012 Page 6 / 20

Branches – ATM – Employees

As of December 31, 2011, we had 116 branches in Chile, 47% of them are in Santiago.

As of December 31, 2011, we had 431 ATMS, which was an increase of 21 ATMS when compared to the same period in 2009.  The increase was mainly due to the installation of ATMs in Unimarc supermarkets. Unimarc is owned by SMU S.A., a retail business holding company controlled by our principal shareholder. Unimarc is the second largest supermarket chain in Chile in terms of total sales and the largest in terms of food sales according to independent industry publications.

The number of our employees increased by 2.0% in the fourth quarter 2011 compared to the third quarter 2011. This follows our strategy of maximizing efficiency without significantly increasing our costs as we continue to grow our portfolio and increase the products we offer to our customers.

Management’s Discussion and Analysis

I) Financial Performance Review

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q11	3Q11	4Q10	4Q11/4Q10	4Q11/3Q11
Net interest income	50,741	47,653	53,415	-5.0%	6.5%
Net fee and commission income	18,983	12,448	15,105	25.7%	52.5%
Treasury	6,984	25,632	18,643	-62.5%	-72.8%
Other operating income	1,949	4,425	1,418	37.4%	-56.0%
Net operating profit before loan losses	78,657	90,158	88,581	-11.2%	-12.8%
Provision for loan losses (1)	(7,120)	(13,852)	(14,070)	-49.4%	-48.6%
Net operating profit	71,537	76,306	74,511	-4.0%	-6.2%
Operating expenses	(38,503)	(32,424)	(31,492)	22.3%	18.7%
Other operating expenses	(2,581)	(2,297)	(1,727)	49.4%	12.4%
Operating income	30,453	41,585	41,292	-26.2%	-26.8%
Income from investments in other companies	18	-	-	-	-
Income before taxes	30,471	41,585	41,292	-26.2%	-26.7%
Income tax expense	(5,140)	(6,695)	(5,299)	-3.0%	-23.2%
Minority interest	(666)	(416)	(37)	1,700.0%	60.1%
Net income attributable to shareholders	25,997	35,306	36,030	-27.8%	-26.4%

(1) Includes Provision for Contingent loans.

Press Release March 26, 2012 Page 7 / 20

Net interest income

Net interest income increased by 6.5% in the fourth quarter 2011 compared to the third quarter 2011. The increase is mainly a result of higher inflation rates, since the bank has more assets than liabilities linked to inflation (measured as the variation of the Unidad de Fomento, an inflation indexed currency unit).

When compared to the fourth quarter 2010 (year-over-year), net interest income decreased by 5.0% in a highly competitive environment with increases in the Central Bank´s interest rate. The increase in the Central Bank’s interest rate resulted in a contraction of the spread affecting the interest margin. This was partially offset by the positive variation in the average U.F. of 3.8% during the year ended December 31, 2011, higher than the average U.F. of 2.4% during the year ended December 31, 2010.

Fees and income from services

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q11	3Q11	4Q10	4Q11/4Q10	4Q11/3Q11
Banking services(*)	7,841	7,083	10,507	-25.4%	10.7%
Securities brokerage services	696	1,063	(2,059)	-	-34.6%
Mutual fund management	1,944	1,579	1,567	24.0%	23.1%
Insurance brokerage	1,669	1,919	1,780	-6.2%	-13.0%
Financial advisory services	6,263	349	1,574	297.8%	1,696.0%
Legal advisory services	571	455	514	11.2%	25.5%
Net fee and commission income	18,983	12,449	13,884	36.7%	52.5%

(*) Includes consolidation adjustments.

The increase of Ch$6.5 billion in net fee and commission income during the fourth quarter 2011 compared to the third quarter 2011 and the increase of Ch$5.0 billion during the year ended December 31, 2011 compared to the year ended December 31, 2010 is mainly due to an increase in our financial advisory services fees related to structured products with clients.

Trading and investment

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q11	3Q11	4Q10	4Q11/4Q10	4Q11/3Q11
Trading and investment income:
Trading investments	2,704	2,789	1,665	62.4%	-3.0%
Trading financial derivatives contracts	42,376	17,501	(20,049)	-	142.1%
Other	(4,459)	6,692	(1,340)	232.9%	-
Net income from financial operations	40,621	26,982	(19,724)	-	50.5%

Foreign exchange profit (loss), net	(4,471)	8,217	19,629	0.0%	-
Net results from accounting hedge derivatives	42,376	17,501	(20,049)	-	142.1%

Net treasury position	36,150	35,199	(95)	-	2.7%

Total income from our treasury business during fourth third quarter 2011 rose by Ch$36.2 billion as compared to the third quarter 2011. The gains from our treasury business are mainly related to transactions and products that the bank offers to our corporate clients through our wholesale banking and the successful implementation of our strategies related to taking advantage of new market opportunities such as increases in inflation and interest rates. For example, during the year ended December 31, 2011, the bank benefited from an increase in the rate of inflation.

Press Release March 26, 2012 Page 8 / 20

CorpBanca hedges all its positions in foreign currency through derivatives to avoid any currency risk, so the final number of foreign exchange transactions will be mainly offset by the number of derivatives held for trading. Also, these results include mark-to-market profits/loss related to swap contracts (interest rate swaps and cross currency interest rate swaps) used for managing ALM risk positions.

Derivatives and financial securities that may provide effective economic hedges for managing risk positions are treated and reported as trading, due to local regulatory restrictions.

Trading and investment income primarily includes the results from our trading portfolio financial assets (marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies, and loans and deposits in Chilean pesos indexed to foreign currencies.

Provisions for loan losses (for Commercial and Retail loans) (1)

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q11	3Q11	4Q10	4Q11/4Q10	4Q11/3Q11
Commercial, net of loan loss recoveries	(724)	(9,675)	(6,958)	-89.6%	-92.5%
Residential mortgage, net of loan loss recoveries	(392)	(625)	(1,036)	-62.1%	-37.3%
Consumer, net of loan loss recoveries	(4,640)	(3,867)	(6,303)	-26.4%	20.0%
Others, net of loan loss recoveries	(14)	(15)	(175)	-92.2%	-7.3%
Net provisions for loan losses	(5,770)	(14,182)	(14,472)	-60.1%	-59.3%

(1) Excludes provision for Contingent loans.

Our provisions for loan losses for commercial and retail loans decreased by 59.3% during the fourth quarter 2011 compared to the third quarter 2011.  The decrease was mainly due to the sale of a particular loan during the fourth quarter 2011, which allowed us to reduce our provisions for loan losses. This sale had no impact on our net income during the fourth quarter 2011 because the lower provision equalled the loss we recognized in the sale to another bank.

In addition, our net provisions for loan losses decreased during the fourth quarter 2011 because the bank, applying a conservative approach, established higher provisions for loan losses than necessary as a result of the new rules applicable to provisions for loan losses that became effective in January 2011.

Operating expenses

	Quarter			Change (%)
(Expressed in millions of Chilean pesos)	4Q11	3Q11	4Q10	4Q11/4Q10	4Q11/3Q11
Personnel salaries and expenses	19,606	17,409	19,336	1.4%	12.6%
Administrative expenses	16,955	13,162	11,843	43.2%	28.8%
Depreciation and amortization	1,942	1,853	1,865	4.1%	4.8%
Impairment	-	-	146	-100.0%	-
Operating expenses	38,503	32,424	33,190	16.0%	18.7%

Total operating expenses increased by 18.7% during the fourth quarter 2011 as compared to the third quarter 2011 primarily as a result of an increase in our personnel salaries and expenses and administrative expenses.   Personnel salaries and expenses increased by 12.6% as compared to the third quarter 2011 and administrative expenses increased by 28.8% as compared to the third quarter 2011.  Our personnel salaries and expenses increased during the fourth quarter 2011 because of an increase in the number of employees and a higher inflation rate (since salaries are CPI indexed).  Our administrative expenses increased during the fourth quarter 2011 mainly as a result of outsourced services and other administrative expenses.

Press Release March 26, 2012 Page 9 / 20

II) Assets and liabilities

Loan portfolio (1)
	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Dec-11	Sep-11	Dec-10	Dec-11/Dec-10	Dec-11/Sep-11
Wholesale lending	5,215,396	4,668,033	4,029,231	29.4%	11.7%
Commercial loans	4,437,663	3,822,498	3,421,104	29.7%	16.1%
Foreign trade loans	388,981	447,911	260,976	49.0%	-13.2%
Leasing and Factoring	388,752	397,624	347,151	12.0%	-2.2%
Retail lending	1,599,049	1,539,722	1,439,954	11.0%	3.9%
Consumer loans	423,121	414,612	407,315	3.9%	2.1%
Residential mortgage loans	1,175,928	1,125,110	1,032,639	13.9%	4.5%
Total loans	6,814,445	6,207,755	5,469,185	24.6%	9.8%

(1) Contingent loans under IFRS are not considered part of the Loan portfolio.

Our total loans increased by 9.8% as of December 31, 2011 compared to total loans as of September 30, 2011. This increase is primarily the result of an increase in commercial loans, which increased by Ch$9.0 billion as of December 31, 2011 compared to September 30, 2011.

As of December 31, 2011, our market share grew by 0.44% from 7.31% as of September 30, 2011 to 7.75% in December 2011. For corporate and commercial loans, our market share as of December 31, 2011 was 9.58%, 0.73% higher than our market share as of September 30, 2011.

The increase in retail loans during the fourth quarter 2011 was mainly due to a 4.5% increase in our residential mortgage loans as of December 31, 2011 compared to September 30, 2011.

Securities Portfolio

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Dec-11	Sep-11	Dec-10	Dec-11/Dec-10	Dec-11/Sep-11
Trading investments	166,039	205,375	197,580	-16.0%	-19.2%
Available-for-sale investments	843,250	650,974	746,248	13.0%	29.5%
Held-to-maturity investments	21,962	11,339	-	-	93.7%
Total Financial Investments	1,031,251	867,688	943,828	9.3%	18.9%

Our investment portfolio consists of trading, available-for-sale and held-to-maturity securities. Trading instruments correspond to fixed income securities acquired to generate gains from short-term price fluctuations or brokerage margins. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. We currently have a small amount of held-to-maturity investments. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

Our available for sale portfolio decreased by 29.5% as of December 31, 2011 compared to our available for sale portfolio as of September 30, 2011. This decrease is explained mainly by the proactive administration of our portfolio with the aim of searching for new opportunities in the market.

Press Release March 26, 2012 Page 10 / 20

Funding strategy

	As of the three months ended			Change (%)
(Expressed in millions of Chilean pesos)	Dec-11	Sep-11	Dec-10	Dec-11/Dec-10	Dec-11/Sep-11
Demand deposits	682,720	715,740	612,064	11.5%	-4.6%
Time deposits and saving accounts	4,824,378	4,192,512	3,700,454	30.4%	15.1%
Investments sold under repurchase agreements	130,549	126,788	189,350	-31.1%	3.0%
Mortgage finance bonds	180,750	189,926	226,451	-20.2%	-4.8%
Bonds	933,759	921,290	700,570	33.3%	1.4%
Subordinated bonds	408,264	402,130	288,414	41.6%	1.5%
Interbank borrowings	20,564	26,622	66,800	-69.2%	-22.8%
Foreign borrowings	663,115	634,970	460,552	44.0%	4.4%

Our current funding strategy is to continue utilizing all sources of funding in accordance with their costs, their availability and our general asset and liability management strategy. On July 29, 2010, we entered into a US$167.5 million senior unsecured syndicated term loan facility with BNP Paribas, as Administrative Agent, and BNP Paribas Securities Corp., Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, Standard Chartered Bank and Wells Fargo Securities, LLC, as Lead Arrangers and Book-Runners. The proceeds of the loan were used mainly to fund our lending activities and for general corporate purposes. On August 1, 2010, we implemented a local bond program for a maximum amount of UF 150 million at any time outstanding. Under the local bond program, we are capable of issuing two types of securities: (i) senior bonds, for a total amount of U.F. 100 million, divided in 28 series (from AB to AZ and from BA to BC), with a maturity ranging between 3 to 30 years and an interest rate of 3%, and (ii) subordinated bonds, for a total amount of U.F. 50 million, divided in 16 series (from BD to BS), with a maturity ranging between 20 to 35 years and an interest rate of 4%. For all the series of bonds that could be issued under the local bond program, the amortization of capital will be made in full at maturity. The objective of the local bond program is to structure CorpBanca’s future issuances of debt in a way that provides for diverse alternatives of placements in order to efficiently manage its outstanding indebtedness. During 2011, we continued to increase the amount of funding from deposits and diversifying our funding mainly through bonds.

Shareholders’ Equity

As of December 31, 2011, we were the fourth largest private bank in Chile, based on our shareholders’ equity of Ch$726.6 billion and loans of Ch$6,814 billion. We had 250,358,194 thousand shares outstanding and a market capitalization of Ch$1,675 billion (based on a share price of Ch$6.69 pesos per share) as of December 31, 2011.

III) Other Related Information

CorpBanca announces the acquisition of Banco Santander Colombia, S.A.

On December 6, 2011, CorpBanca and Corp Group Interhold S.A. (“CorpGroup”) reached an agreement with Banco Santander, S.A. (“BS”) to jointly acquire at least a 97.85% interest in Banco Santander Colombia SA (“BSC”). In addition, Corp Group Interhold S.A. (“CorpGroup”), the holding company through which our principal shareholder controls CorpBanca and other financial businesses, will purchase at least a 2.85% stake (from the remaining 5% of the shares) which is held by other affiliated companies of BS. This acquisition includes "Santander Investment Securities Colombia S.A.", "Santander Insurance Agency Ltd." and "Santander Colombia S.A. Investment Trust”, a securities brokerage, an insurance brokerage and a trustee, respectively. The bank expects to close this transaction during the first half of 2012. With this acquisition, CorpBanca strengthens its growth strategy and becomes the first Chilean financial institution to have a foreign subsidiary bank in Colombia.

The acquisitions by CorpBanca and CorpGroup involve a total amount of up to US$1,225 million plus accrued interest at 180-day LIBOR plus 1% per year. The transaction is still subject to the approval of regulatory agencies in Colombia and Chile. CorpBanca’s total investment in this transaction, approximately US$1,155 million, will be funded with its own resources and a new capital increase of approximately US$650 million. CorpGroup is

Press Release March 26, 2012 Page 11 / 20

committed to assure a successful capital increase by subscribing all the necessary shares to accomplish this purpose.  It is our understanding that Mr. Alvaro Saieh and his family are willing to create a market for new shares while maintaining control over CorpBanca. Once the capital increase is complete, CorpBanca would have received more than US$1 billion in fresh capital injections during the last nine months.

Additionally, CorpGroup has reached an agreement with the Santo Domingo Group (“SDG”), one of the largest economic groups in Colombia. SDG will enter CorpBanca’s ownership as a long-term partner with no shareholders’ agreement for an investment of US$100 million. SDG has a noteworthy presence in Colombia in several economic sectors, including media, services, logistics and industrial, highlighted by its shareholding in SABMiller plc, the second largest brewer company in the world.

Banco Santander Colombia, S.A. had a 2.6% market share in loans and 4.4% in deposits as of December 31, 2011. BSC’s strategy has prioritized i) a selective growth; ii) a low risk and high coverage ratio, and iii) a comfortable liquidity position and adequate levels of capitalization. As of December 31, 2011, the bank had US$ 4 billion in total assets and more than US$ 2.66 billion in loans (65% in commercial loans and 35% in retail loans). BSC has shown increasing returns, with ROAE reaching 25.8%, and a growth enabling a BIS ratio of 13.0%.

CorpBanca and Banco Santander Colombia, S.A. Key Indicators
	CorpBanca(1)	BSC(2)
	As of and for the 12 months ended	As of and for the 12 months ended
(Expressed in millions of US$)(3)	Dec. 31, 2011(4)	Dec. 31, 2011(4)
Total assets	17,122	3,993
Market share	7.04%	2.62%
Loans, gross	13,128	2,656
Market share	7.75%	2.70%
Deposits	10,609	1,966
Market share	7.19%	4.39%
Equity	1,405	400
Net operating profit before loan losses	643	262
Provisions for loans losses	77	35
Operating expenses	268	138
Net income	237	73

Net operating profit / Average total assets	4.0%	7.0%
Provisions for loans losses / Average total assets	0.5%	0.9%
Operating expenses / Average total assets	1.7%	3.5%
Operating expenses / Operating revenues	42.9%	52.8%
BIS Ratio	14.5%	*12.9%
ROAE	21.8%	25.8%
ROAA	1.5%	2.1%

(1)	Consolidated financial statements (unaudited).
(2)	Individual financial statements (unaudited). Source: Banco Santander Colombia, S.A. and the Colombian Superintendency of Finance.
(3)
U.S. dollar amounts for CorpBanca have been translated from Chilean pesos at our internal exchange rate as of December 31, 2011 of Ch$519.08 per U.S. dollar; and U.S. dollar amounts for BSC have been translated from Colombian pesos at an exchange rate as of December 31, 2011 of Col$1,942.70 per U.S. dollar.

(4)	Annualized ratios where appropriate.
                      * Includes Market Risk.

Press Release March 26, 2012 Page 12 / 20

IV) Ownership structure and share performance

Ownership structure

As of December 31, 2011, CorpBanca was controlled by Corp Group Banking S.A. and other companies related to Mr. Alvaro Saieh and his family:

Stock Holder	% of Total Share Capital
Corp Group Banking S.A.	51.2278%
Cía. Inmob. y de Inversiones Saga S.A.	9.2206%
Cía. de Seguros CorpVida S.A.*	2.0960%
R CC Fondo de Inversión Privado	0.0017%
Cía. de Seguros CorpSeguros S.A.	0.8092%
Inversiones Fratter Ltda.	0.3151%
Total Saieh Group	63.6705%

Others	36.3295%

Total	100.0000%

* Mr. Alvaro Saieh and his family directly and indirectly control 67.6% of Cía. de Seguros CorpVida S.A..

ADR price evolution and local share price evolution

ADR Price
12/30/2011	US$19.91
Maximum (12m 2011)	US$24.61
Minimum (12 m 2011)	US$18.29

Press Release March 26, 2012 Page 13 / 20

Local Share Price
12/30/2011	Ch$6.69
Maximum (12m 2011)	Ch$8.24
Minimum (12 m 2011)	Ch$6.22

Press Release March 26, 2012 Page 14 / 20

Market capitalization	US$3,227 million
P/E (12m 2011)	13.63
P/BV (12/31/2011)	2.59
Dividend yield*	6.7%

* Based on closing price on the day the dividend payment was announced.

Dividends

The following table shows dividends per share distributed during the past five years:

Charged to Fiscal Year	Year paid	Net Income (Ch$mn)	% Distributed	Distributed Income (Ch$mn)	Pesos per Share (Ch$ of each year)
2007	2008	51,049	100%	51,049	0.224975407
2008	2009	56,310	100%	56,310	0.254525860
2009	2010	85,109	100%	85,109	0.375082130
2010	2011	119,043	100%	119,043	0.524628030
2011	2012	122,849	100%	122,849	0.490694036

V) Credit risk ratings

International credit risk ratings

On a global scale, the bank is rated by three world-wide recognized agencies: Standard & Poor´s Ratings Services (S&P), Fitch Ratings and Moody´s Investors Service.

On December 6, 2011, S&P raised CorpBanca´s long-term ratings to “A-” from “BBB+” on revised Bank Criteria. The rating reflected CorpBanca´s adequate business position, adequate capital and earnings, adequate risk position, average funding, and adequate liquidity. S&P´s ratings also reflected their view of the moderate likelihood of government support, given CorpBanca's moderate systemic importance in Chile and their assessment of the government as supportive. At the same time, they affirmed the “A-2” short-term issuer credit rating. The Outlook was “Stable”.

On December 21, 2011, S&P placed the ratings of CorpBanca, including the “A-/A-2” counterparty credit ratings, on CreditWatch with negative implications. The action followed CorpBanca's announcement that it had signed an agreement with Spain-based Banco Santander S.A. to acquire 95% of fully owned subsidiary Banco Santander Colombia, S.A. and a 100% stake of others Santander´s units in Colombia.

Standard & Poor´s	Rating
Long-term issuer credit rating	A-
Short-term issuer credit rating	A-2
CreditWatch	Negative

On March 19, 2011, Moody´s Investors Service has assigned a bank financial strength rating (BFSR) of D+ and a standalone baseline credit assessment of Baa3 to CorpBanca. Moody´s has also assigned the bank Baa1 and Prime-2 long and short term local and foreign currency deposits rating. The outlook on all ratings is stable.

Moody´s	Rating
Long-term foreign currency deposits	Baa1
Short-term fforeign currency deposits	Prime-2
Bank financial strength	D+
Outlook	Stable

Press Release March 26, 2012 Page 15 / 20

In the first quarter 2011, the bank requested that Fitch Ratings withdraw its rating of CorpBanca and notified Fitch Ratings of its intent to terminate their existing rating agency agreement effective during the first quarter 2012. Today, pursuant to the bank’s withdrawal request and the termination of the rating agency agreement, Fitch Ratings withdrew its rating of CorpBanca and the rating agency agreement was terminated.

Fitch Ratings	Rating
Long-term issuer default rating	N.R.
Short-term issuer default rating	N.R.
Rating Watch	N.R.

Local Credit risk ratings

On a national scale, the bank is rated by Feller Rate (a Strategic Affiliate of Standard & Poor´s) and by International Credit Rating (ICR).

On December 9, 2011, Feller Rate affirmed the “AA/Nivel 1+” counterparty credit ratings (CCR) and the “Primera Clase Nivel 1” shares rating on CorpBanca. On the same day, the long term CCR rating was placed on CreditWatch with negative implications. The action followed CorpBanca's announcement of its agreement with Spain-based Banco Santander S.A. to acquire 95% of fully owned subsidiary Banco Santander Colombia, S.A. and a 100% stake of others Santander´s units in Colombia.

Feller Rate	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
CreditWatch	Development

On December 19, 2011, ICR affirmed the “AA/Nivel 1+” counterparty credit ratings on CorpBanca. The ratings´ Outlook remains Stable after the bank's announcement of its agreement to acquire a 95% stake of Banco Santander Colombia and a 100% stake of others Santander´s units in Colombia.

ICR	Rating
Long-term issuer credit rating	AA
Senior unsecured bonds	AA
Subordinated bonds	AA-
Short-term issuer credit rating	Nivel 1+
Shares	1ª Clase Nivel 1
Outlook	Stable

Press Release March 26, 2012 Page 16 / 20

VI) Quarterly Consolidated Income Statements (unaudited)

	For the three months ended				Change (%)
	Dec-11	Dec-11	Sep-11	Dec-10	Dec-11/Dec-10	Dec-11/Sep-11
	US$ths	Ch$mn

Interest income	296,035	153,666	129,222	102,239	50.3%	18.9%
Interest expense	(198,284)	(102,925)	(81,569)	(46,737)	120.2%	26.2%
Net interest income	97,752	50,741	47,653	55,502	-8.6%	6.5%

Fee and commission income	42,866	22,251	15,298	16,884	31.8%	45.5%
Fee and commission expense	(6,296)	(3,268)	(2,850)	(3,001)	8.9%	14.7%
Net fee and commission income	36,570	18,983	12,448	13,883	36.7%	52.5%

Net income from financial operations	78,256	40,621	26,982	(19,725)	-	50.5%
Foreign exchange profit (loss), net	(64,801)	(33,637)	(1,350)	19,014	-	2391.6%
Total financial transactions, net	13,455	6,984	25,632	(711)	-	-72.8%
Other operating income	3,755	1,949	4,425	5,223	-62.7%	-56.0%
Net operating profit before loan losses	151,532	78,657	90,158	73,897	6.4%	-12.8%

Provision for loan losses (1)	(13,717)	(7,120)	(13,852)	(6,184)	15.1%	-48.6%

Net operating profit	137,815	71,537	76,306	67,713	5.6%	-6.2%

Personnel salaries and expenses	(37,771)	(19,606)	(17,409)	(19,336)	1.4%	12.6%
Administrative expenses	(32,664)	(16,955)	(13,162)	(11,843)	43.2%	28.8%
Depreciation and amortization	(3,741)	(1,942)	(1,853)	(1,865)	4.1%	4.8%
Impairment	-	-	-	(146)	-100.0%	-
Operating expenses	(74,175)	(38,503)	(32,424)	(33,190)	16.0%	18.7%
Other operating expenses	(4,972)	(2,581)	(2,297)	(5,148)	-49.9%	12.4%
Total operating expenses	(79,148)	(41,084)	(34,721)	(38,338)	7.2%	18.3%
Operating income	58,667	30,453	41,585	29,375	3.7%	-26.8%

Income from investments in other companies	35	18	-	12	50.0%	-
Income before taxes	58,702	30,471	41,585	29,387	3.7%	-26.7%

Income tax expense	(9,902)	(5,140)	(6,695)	(3,104)	65.6%	-23.2%

Net income from ordinary activities	48,800	25,331	34,890	26,283	-3.6%	-27.4%

Net income from discontinued operations	-	-	-	-	-	-

Net income attributable to:
Minority interest	(1,283)	(666)	(416)	(420)	58.6%	60.1%
Net income attributable to shareholders	50,083	25,997	35,306	26,703	-2.6%	-26.4%

(1) Includes Provision for Contingent loans and net of loan loss recoveries.

Press Release March 26, 2012 Page 17 / 20

VII) Yearly Consolidated Income Statements (unaudited)

	For the year ended
	YTD	YTD			Change (%)
	dec-11	dec-11	dec-10	dec-09	dec-11/dec-10
	US$ths	Ch$mn

Interest income	1,018,383	528,622	387,639	314,115	36.4%
Interest expense	(646,571)	(335,622)	(163,229)	(120,727)	105.6%
Net interest income	371,812	193,000	224,410	193,388	-14.0%

Fee and commission income	139,485	72,404	68,453	53,128	5.8%
Fee and commission expense	(23,199)	(12,042)	(10,232)	(9,867)	17.7%
Net fee and commission income	116,287	60,362	58,221	43,261	3.7%

Net income from financial operations	188,304	97,745	(9,410)	4,563	-
Foreign exchange profit (loss), net	(51,597)	(26,783)	44,611	49,635	-
Total financial transactions, net	136,707	70,962	35,201	54,198	101.6%
Other operating income	18,315	9,507	8,832	5,087	7.6%
Net operating profit before loan losses	643,121	333,831	326,664	295,934	2.2%

Provision for loan losses (1)	(77,410)	(40,182)	(51,187)	(68,855)	-21.5%

Net operating profit	565,710	293,649	275,477	227,079	6.6%

Personnel salaries and expenses	(147,301)	(76,461)	(71,034)	(65,733)	7.6%
Administrative expenses	(106,228)	(55,141)	(46,793)	(44,592)	17.8%
Depreciation and amortization	(14,374)	(7,461)	(7,117)	(6,310)	4.8%
Impairment	-	-	(427)	(144)	-100.0%
Operating expenses	(267,903)	(139,063)	(125,371)	(116,779)	10.9%
Other operating expenses	(18,623)	(9,667)	(12,701)	(9,609)	-23.9%
Total operating expenses	(286,526)	(148,730)	(138,072)	(126,388)	7.7%
Operating income	279,184	144,919	137,405	100,691	5.5%

Income from investments in other companies	482	250	296	445	-15.5%
Income before taxes	279,666	145,169	137,701	101,136	5.4%

Income tax expense	(46,513)	(24,144)	(19,635)	(16,027)	23.0%

Net income from ordinary activities	233,153	121,025	118,066	85,109	2.5%

Net income from discontinued operations	-	-	-	-	-

Net income attributable to:
Minority interest	(3,514)	(1,824)	(977)	-	86.7%
Net income attributable to shareholders	236,667	122,849	119,043	85,109	3.2%

(1) Includes Provision for Contingent loans and net of loans loss recoveries.

Press Release March 26, 2012 Page 18 / 20

VIII) Consolidated Balance Sheet (unaudited)

	As of the three months ended				Change (%)
	Dec-11	Dec-11	Sep-11	Dec-10	Dec-11/Dec-10	Dec-11/Sep-11
	US$ths	Ch$mn
Assets
Cash and deposits in banks	511,958	265,747	307,388	202,339	31.3%	-13.5%
Unsettled transactions	185,386	96,230	242,249	79,680	20.8%	-60.3%
Trading investments	319,872	166,039	205,375	197,580	-16.0%	-19.2%
Available-for-sale investments	1,624,509	843,250	650,974	746,248	13.0%	29.5%
Held-to-maturity investments	42,309	21,962	11,339	-	-	93.7%
Investments under resale agreements	44,793	23,251	56,754	75,676	-69.3%	-59.0%
Financial derivatives contracts	479,660	248,982	331,704	204,067	22.0%	-24.9%
Interbank loans, net	586,503	304,442	335,830	63,998	375.7%	-9.3%
Loans and accounts receivable from customers	13,127,926	6,814,444	6,207,754	5,469,184	24.6%	9.8%
Loan loss allowances	(202,377)	(105,050)	(106,809)	(106,606)	-1.5%	-1.6%
Loans and accounts receivable from customers, net of loan loss allowances	12,925,551	6,709,395	6,100,946	5,362,579	25.1%	10.0%
Investments in other companies	6,903	3,583	3,583	3,583	0.0%	0.0%
Intangible assets	23,578	12,239	12,832	13,096	-6.5%	-4.6%
Property, plant and equipment	110,243	57,225	54,193	53,430	7.1%	5.6%
Current taxes	12,094	6,278	6,061	131	4692.4%	3.6%
Deferred taxes	53,364	27,700	28,047	25,417	9.0%	-1.2%
Other assets	195,311	101,382	294,854	98,266	3.2%	-65.6%
Total Assets	17,122,031	8,887,704	8,642,128	7,126,089	24.7%	2.8%

Liabilities
Deposits and other demand liabilities	1,315,250	682,720	715,740	612,064	11.5%	-4.6%
Unsettled transactions	71,180	36,948	179,107	41,525	-11.0%	-79.4%
Investments sold under repurchase agreements	251,501	130,549	126,788	189,350	-31.1%	3.0%
Time deposits and other time liabilities	9,294,093	4,824,378	4,192,512	3,700,454	30.4%	15.1%
Financial derivatives contracts	321,476	166,872	241,268	175,261	-4.8%	-30.8%
Interbank borrowings	1,278,466	663,626	640,728	503,692	31.8%	3.6%
Issued debt instruments	2,933,600	1,522,773	1,513,346	1,215,435	25.3%	0.6%
Other financial liabilities	38,632	20,053	20,864	23,660	-15.2%	-3.9%
Current taxes	-	-	179	7,299	-100.0%	-100.0%
Deferred taxes	48,840	25,352	27,861	21,244	19.3%	-9.0%
Provisions	104,493	54,240	46,325	79,747	-32.0%	17.1%
Other liabilities	59,684	30,981	224,452	20,998	47.5%	-86.2%
Total Liabilities	15,717,215	8,158,492	7,929,170	6,590,729	23.8%	2.9%
Equity
Capital	976,936	507,108	507,108	342,379	48.1%	0.0%
Reserves	268,051	139,140	139,901	26,406	426.9%	-0.5%
Valuation adjustment	(10,863)	(5,639)	(5,122)	(2,758)	104.5%	10.1%
Retained Earnings:
Retained earnings or prior periods	-	-	-	106,869	-100.0%	-
Income for the period	236,667	122,849	96,852	119,043	3.2%	26.8%
Minus: Provision for mandatory dividend	(71,001)	(36,855)	(29,056)	(59,522)	-38.1%	26.8%
Attributable to bank shareholders	1,399,790	726,603	709,683	532,417	36.5%	2.4%
Non-controlling interest	5,026	2,609	3,275	2,943	-11.3%	-20.3%
Total Equity	1,404,816	729,212	712,958	535,360	36.2%	2.3%
Total equity and liabilities	17,122,031	8,887,704	8,642,128	7,126,089	24.7%	2.8%

Press Release March 26, 2012 Page 19 / 20

IX) Quarterly Consolidated Evolution Selected Performance Ratios (unaudited)

	As of and for the three months ended
	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11	Jun-11	Sep-11	Dec-11

Capitalization
TIER I (Core capital) Ratio(4)	8.89%	8.60%	8.76%	8.92%	8.06%	7.75%	9.62%	9.51%
BIS Ratio(4)	13.28%	12.68%	12.82%	13.43%	12.33%	11.82%	14.68%	14.47%
Shareholders' equity / Total assets	7.05%	7.07%	7.46%	7.51%	6.94%	6.53%	8.25%	8.20%
Shareholders' equity / Total liabilities	7.58%	7.61%	8.06%	8.12%	7.46%	6.99%	8.99%	8.94%

Asset quality
Risk Index (Loan loss allowances / Total loans )	1.93%	1.87%	1.94%	1.95%	1.91%	1.77%	1.72%	1.54%
Prov. for loan losses / Avg. total loans(1)	1.22%	1.20%	1.05%	0.46%	0.83%	0.56%	0.93%	0.44%
Prov. for loan losses / Avg. total assets(1)	0.92%	0.89%	0.80%	0.35%	0.64%	0.42%	0.67%	0.32%
Prov. for loan losses / Net operating profit before loans losses	19.9%	17.9%	15.9%	8.4%	14.1%	9.3%	15.4%	9.1%
Prov. for loan losses / Net income	59.0%	52.4%	39.1%	23.5%	39.3%	24.6%	39.7%	28.1%
PDL / Total loans(5)	0.93%	1.00%	0.96%	0.86%	0.77%	0.77%	0.72%	0.70%
Coverage PDL´s	207.1%	186.5%	202.8%	226.9%	249.1%	228.2%	240.3%	221.5%
NPL / Total loans(6)	2.18%	2.36%	2.17%	2.04%	2.04%	1.94%	1.69%	1.62%
Coverage NPL´s	88.4%	79.2%	89.8%	95.4%	93.7%	91.2%	101.9%	95.1%

Profitability
Net interest income / Avg. interest-earning assets(1)(2) (NIM)	3.53%	3.89%	3.43%	3.57%	2.96%	2.92%	2.69%	2.66%
Net operating profit before loan losses / Avg. total assets(1)	4.62%	4.97%	5.07%	4.21%	4.53%	4.46%	4.35%	3.59%
Net operating profit before loan losses / Avg. interest-earning assets(1)(2)	5.04%	5.51%	5.70%	4.75%	5.13%	5.11%	5.09%	4.13%
ROAA (before taxes), over Avg. total assets(1)	1.86%	2.05%	2.36%	1.68%	1.97%	2.01%	2.01%	1.39%
ROAA (before taxes), over Avg. interest-earning assets(1)(2)	2.03%	2.27%	2.65%	1.89%	2.23%	2.31%	2.35%	1.60%
ROAE (before taxes)(1)(3)	30.0%	33.2%	41.6%	32.1%	34.5%	33.8%	32.5%	21.1%
ROAA, over Avg. total assets(1)	1.56%	1.70%	2.06%	1.50%	1.62%	1.69%	1.68%	1.16%
ROAA, over Avg. interest-earning assets(1)(2)	1.70%	1.88%	2.31%	1.69%	1.83%	1.94%	1.97%	1.33%
ROAE(1)(3)	22.19%	25.52%	30.61%	22.61%	24.59%	27.13%	25.21%	16.14%

Efficiency
Operating expenses / Avg. total assets(1)	1.73%	1.82%	1.80%	1.89%	1.81%	1.89%	1.56%	1.76%
Operating expenses/ Avg. total loans(1)	2.28%	2.46%	2.36%	2.45%	2.37%	2.56%	2.17%	2.37%
Operating expenses / Operating revenues	37.3%	36.5%	35.3%	44.7%	40.0%	42.5%	36.0%	49.0%

Market information (period-end)
Diluted Earnings per share before taxes (Ch$ per share)	0.1367	0.1586	0.1820	0.1295	0.1550	0.1662	0.1661	0.1217
Diluted Earnings per ADR before taxes (US$ per ADR)	13.050	14.499	18.802	13.843	0.4872	0.5336	0.4798	0.3517
Diluted Earnings per share (Ch$ per share)	0.1147	0.1335	0.1588	0.1177	0.1290	0.1414	0.1410	0.1038
Diluted Earnings per ADR (US$ per ADR)	10.943	12.201	16.406	12.579	0.4055	0.4538	0.4073	0.3001
Total Shares Outstanding (Thousands)(4)	226,906,772.0	226,909,290.6	226,909,290.6	226,909,290.6	226,909,291.6	228,306,683.3	250,358,194.2	250,358,194.2
Peso exchange rate for US$1.0	523.86	547.1	483.92	467.78	477.18	467.22	519.32	519.08

(1) Annualized figures when appropriate.
(2) Interest-earning assets: Total loans and financial investments.
(3) Equity: Average equity attributable to shareholders excluding net income and provision for mandatory dividends.
(4) During the third quarter 2011, the bank increased its capital base.
(5) PDL: Past due loans; all installments that are more than 90 days overdue.
(6) NPL: Non-performing loans; full balance of loans with one installment 90 days or more overdue.

Press Release March 26, 2012 Page 20 / 20

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACT INFORMATION:

Eugenio Gigogne
CFO, CorpBanca
Santiago, Chile
Phone: (562) 660-2555
investorrelations@corpbanca.cl

Claudia Labbé
Manager Investor Relations, CorpBanca
Santiago, Chile
Phone: (562) 660-2699
claudia.labbe@corpbanca.cl

Nicolas Bornozis
President, Capital Link
New York, USA
Phone: (212) 661-7566
nbornozis@capitallink.com